UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Commission File Number: 001-34985

Globus Maritime Limited
(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Athens, Greece, 166 74
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press release dated June 30, 2011: Globus Maritime Limited Announces Completion of Follow-on Offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 30, 2011

GLOBUS MARITIME LIMITED

By:	/s/ Elias S. Deftereos
Name:	Elias S. Deftereos
Title:	Chief Financial Officer

Exhibit 99.1

GLOBUS MARITIME LIMITED

GLOBUS MARITIME LIMITED ANNOUNCES COMPLETION OF FOLLOW-ON OFFERING

Athens, Greece, June 30, 2011 - Globus Maritime Limited (“Globus” or the “Company”), (NASDAQ: GLBS), a dry bulk shipping company, announced today that it completed its follow-on public offering of 2,750,000 shares of its common stock at a price to the public of $8.00 per share.  The proceeds of the offering are expected to be used to fund a portion of the $30.3 million purchase price for a 2007-built Supramax dry bulk vessel and general corporate and working capital purposes.

Knight/DVB, Wunderlich Securities and Ladenburg Thalmann & Co. Inc. are the underwriters for the offering.

In connection with the offering, the underwriters have been granted a 30-day option to purchase up to 125,000 additional shares of the Company’s common shares to cover any over-allotments.

A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission. This press release is not an offer to sell or solicitation of an offer to buy any securities of the Company, nor shall there be any sale of the securities of the Company in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities in the United States will be made solely by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements. A copy of the final prospectus may be obtained by visiting the EDGAR section on the U.S. Securities and Exchange Commission website at http://www.sec.gov or from the offices of Knight Capital Americas, L.P. at 320 Park Avenue, 15th Floor, New York, NY 10022, Attention: Prospectus Department.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Knight Capital Americas, L.P.

+1 212 209 1470

ECMSyndicateDesk@knight.com

320 Park Avenue, 15th Floor

New York, NY 10022

Globus Maritime Limited

+30 210 960 8300

Elias Deftereos, CFO

deftereos@globusmaritime.gr

Capital Link – New York

+1 212 661 7566

Nicolas Bornozis

globus@capitallink.com

Matthew Abenante